

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Via E-mail
Dr. Antonius Schuh, Ph.D.
Chief Executive Officer
TrovaGene, Inc.
11055 Flintkote Avenue, Suite B
San Diego, CA 92121

> **Re: TrovaGene, Inc.**
> **Preliminary Proxy Statement on Form PRE 14A**
> **Filed March 7, 2012**
> **File No. 000-54556**

Dear Dr. Schuh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Form PRE 14A

1. Please disclose your current plans, if any, to make awards under the amended 2004 Stock Option Plan.

2. Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the authorized but unissued shares that would become available as a result of the approval of the amendment to the Certificate of Incorporation to effect a reverse stock split of common stock. If so, describe those plans, arrangements or understandings. We note that the number of authorized shares of common stock is not being reduced in proportion to the reverse stock split ratio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director